June 23, 2005


By facsimile to (212) 836-8689 and U.S. Mail


Mr. Andre Heroux
President and Chief Executive Officer
MAAX Holdings, Inc.
9224 73rd Avenue North
Brooklyn Park, MN 55428

Re:	MAAX Holdings, Inc.
	Registration Statement on Form S-4
	Filed May 26, 2005
File No. 333-125251

Dear Mr. Heroux:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Provide in a letter on the letterhead of MAAX Holdings, Inc. or MAAX signed by an officer before the S-4`s effectiveness the statements and representations for the exchange offer specified in our Morgan Stanley & Co. Incorporated no action letter, publicly available June 5, 1991.

Prospectus` Outside Front Cover Page

2. Remove any information not required by Item 501 of Regulation
S-K
and not key to an investment decision.

3. Move all information except that required by Item 2 of Form S-4 after "Table of Contents" so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

Prospectus Summary, page 1

4. The summary is much too detailed and includes information about MAAX and its business under "Our Company" that is repeated word for word on pages 57-58. Revise so that the summary highlights in a brief overview the key aspects or features of MAAX and its business.
Also, you should eliminate repetitive information within the summary.
For example, you have several discussions of the registration rights agreement and the requirements of the Exxon Capital line of no action letters. See Item 503(a) of Regulation S-K.

5. Delete the last paragraph on page 7 in which you qualify the registration rights agreement. Since you are not required by the form to describe the agreement, you may not qualify your description of it. Rule 411(a) of Regulation C under the Securities Act allows you to qualify information inside the prospectus by reference to information outside the prospectus only to the extent the form explicitly permits it or where the form requires a summary of the document. This comment is applicable also to "Notice to Investors" on page 28.

Ratio of Earnings to Fixed Charges, page 14

6. We note that you used the proceeds of your 11.25% senior discount notes to repurchase your common stock and redeem or cancel outstanding options to acquire shares of your common stock. If the change in your ratio of earnings to fixed charges is 10% or greater, you must disclose the pro forma ratio of earnings to fixed charges.
See Item 503(d) of Regulation S-K.


Risk Factors, page 16

7. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, third, fifth, eighth, ninth, tenth, eleventh, thirteenth, fifteenth, twenty-second, twenty-third, twenty-fifth, twenty-seventh, twenty-eighth, twenty-ninth, thirtieth, thirty-first, thirty-third, and thirty-fourth risk factors. State succinctly the risk that follows from the fact or uncertainty.

8. Avoid generic conclusions in the risk factors` captions or headings and in the risk factors` discussions such as MAAX`s results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed.
For
example, refer to the third, fourth, fifth, sixth, seventh, eighth, ninth, fourteenth, fifteenth, eighteenth, and twenty-first risk factors. Rather, explain specifically what the risk`s consequences or effects are for MAAX and its investors.

9. Some risk factors include language like "We cannot assure," "There can be no assurance," "No assurance can be given," and "Nor can we assure." For example, refer to the first, second, fifth, seventh, eleventh, thirteenth, fifteenth, eighteenth, twentieth, twenty-second, and thirty-second risk factors. Since the risk is the situation described and not your inability to assure, revise.

10. Generally, each risk factor should discuss a single risk. For example, refer to the thirty-first risk factor. Revise your risk factors as necessary to ensure that each describes a discrete risk.

Market and Industry Data, page 28

11. Revise the paragraph`s last sentence to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

Unaudited Pro Forma Financial Data, page 42

12. Clarify what you mean by "assumed rates" in the third paragraph`s last sentence on page 42. Also, if the actual interest rates can vary from those depicted, disclose the effect of a 1/8 percent variance in interest rates.

13. It is unclear whether the last two sentences on the bottom of page 42 are relevant to this filing. Please clarify or remove these disclosures as appropriate.

14. Provide additional information about the $9.7 million reversal of one-time transaction costs, including the nature and amount of the material components of this adjustment.

15. Under "Subsequent event" on page 44, you discuss the December
10,
2004 private offering of $170,689,000 11.25% senior discount notes.
Eliminate your reference to "Subsequent event" because this transaction is already reflected in your historical financial statements for the period ended February 28, 2005. Also expand your pro forma financial statements to reflect this private placement as it appears to be a material transaction as contemplated by Rule 11-
01(8) of Regulation S-X.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies, page 48

16. Expand this subsection to include this information:

* Goodwill. Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in impairment of your goodwill balance.

* Intangible assets. Provide a detailed description of the methodology used to determine the fair value of your brands and trademarks, distribution network, and enterprise resource planning system, including the material underlying assumptions employed by management, and how management determined the estimated useful lives of each material intangible asset with finite useful lives.
Indicate
why there is such a wide range of useful lives for trademarks and
distribution network.   Refer to Release Nos. 33-8350 and 33-8040
and
proposed Release No. 33-8098 for guidance.

Results of Operations and Cash Flows - General, page 49

17. We note that you combine the results of operations and cash flows
for the predecessor and successor periods of MAAX. As you note in your filing, these two periods are not prepared on a comparable basis of accounting.  Thus, the two periods should not be discussed on a
combined basis.   Since the effective date of the plan of
reorganization occurred during the latest fiscal year, it appears more appropriate to discuss and disclose fiscal year 2005 on a pro forma basis. We remind you that you still must discuss your fiscal year 2005 historical results of operations on a predecessor and successor basis in your MD&A.

Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended
February 29, 2004
Cost of Goods Sold, page 50

18. Provide a more comprehensive discussion of your cost of goods sold. Clarify specifically what you mean by "non-cash expense associated with the allocation of the excess of the purchase price over the book value of MAAX Inc," and provide quantitative information for volume growth, the strength of the Canadian dollar, and increased costs of raw materials. Address this comment as it relates to each period presented.

Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended
February 28, 2003
Net Sales, page 51

19. You disclose that the increase in net sales in 2004 was partly offset by reduced sales from the withdrawal of your spa products from
U.S. Home Depot and your exit from the less profitable mobile home business. Tell us why the mobile home business is not reported as a discontinued operation. Refer to paragraph 42 of SFAS 144. Further, revise to comply with the disclosure provisions of paragraph 47 of SFAS 144.

20. Discuss income before income taxes for your bathroom, kitchen, and spas reporting segments. See Item 303(a) of Regulation S-K. We note that each of these reporting segments contributes differently to your consolidated income before taxes for each period presented.

Liquidity and Capital Resources, Cash Flows, Operating Activities, page 53

21. Provide a more comprehensive discussion of your cash flows from operations. Address why accounts receivable increased $22 million during the period ended February 28, 2005. Address specifically the cash inflows and outflows related to the June 2004 transactions and the offering of the notes.

Liquidity and Capital Resources, page 54

22. Expand your disclosure to discuss your 11.25% senior discount notes. Disclose the effective interest rate.

23. Given the risks related to your indebtedness identified on page
24, provide a more comprehensive discussion of your material debt covenants and the potential impact of any material limitations that these covenants impose on you. Address how these limitations may impact your financial condition and operating performance. Refer to
Sections IV.B. and IV.C. of Release No. 33-8350 for additional guidance.

24. You state that your senior secured credit facility provides you with up to C$50 million in available revolving borrowings. Confirm to us that borrowing this full amount would not violate any of your existing debt covenants. Otherwise, state the amount available under your credit agreements that would not result in a violation of your financial covenants.

Contractual Obligations and Other Commitments, page 55

25. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 in Release No.
33-8350.

Business, page 57

26. Provide us a copy of any reports or data upon which you base assertions about historical and projected growth rates and market share that you discuss in this section. Mark these materials to highlight the information that you rely upon.

27. Explain the meaning of any abbreviation or acronym when introduced in the prospectus. For example, refer to "ABS" in the last paragraph on page 63.

Management, page 71

28. Complete column (e) of the second table on page 76 for unexercisable options. See Item 402(d)(2) of Regulation S-K and the item`s instructions.

29. In the first paragraph on page 77, state the exercise price of the options received by Mr. Arthur Byrne. Revise similarly the first paragraph on page 84.

Security Ownership of Certain Beneficial Owners and Management,
page
80

30. Identify the natural person or persons having voting and investment control over MAAX`s securities held by the beneficial owners that are not individuals or public companies. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission`s website at http://www.sec.gov.

Description of Other Indebtedness, page 85

31. Describe in detail the senior secured credit facility`s financial covenants, and indicate whether you are in compliance with the financial covenants. Alternatively, cross reference to disclosure in
MD&A.

Description of Notes, page 90

32. Revise language in this section`s third paragraph that can be read to imply that investors do not have rights under the federal securities laws of the United States about the notes` description in the prospectus.

No Personal Liability of Directors, Officers, Employees and
Stockholders, page 109

33. Revise this paragraph`s last sentence to state that the waiver by noteholders "will not" rather than that it "may not" be effective to waive liabilities under the federal securities laws. Any agreement to waive the requirements of the federal securities laws is void under section 14 of the Securities Act.

Income Tax Considerations, page 131

34. Delete the word "general" in this section`s first sentence because the word "general" may imply that investors cannot rely on the disclosure. Also delete the language "for general information only" from the uppercase paragraph on page 134 for the same reason.

35. Refer to "material" rather than "certain" or "certain material" tax consequences throughout this section.

Legal Matters, page 137

36. Clarify that counsel will opine on the enforceability of MAAX`s obligations under the notes.


Consolidated Statements of Shareholders` Equity and Consolidated
Statements of Cash Flows, pages F-6 and F-7

37. Reconcile your $11,809 issuance of common stock as reflected in your predecessor`s consolidated statements of stockholders` equity for the 95-day period ended June 3, 2004 to your predecessor`s consolidated statement of cash flows for the same period. Expand note 10 to discuss this transaction, including the number of shares issued.

38. Clarify why the $11,772 decrease in notes receivable from the exercise of stock options as reflected in the June 4, 2004 to February 28, 2005 consolidated statement of cash flows is not reflected in the consolidated statements of stockholders` equity for the same period. Expand note 10 to discuss this transaction, including the number of shares issued.

Note 1.  Significant accounting policies
(t) Environmental expenditures, page F-12

39. We assume that in accordance with paragraph 8 of SFAS 5 you record your environmental liabilities when the environmental assessments or remedial efforts are probable rather than likely.
Please revise your disclosures.

Note 3.  Business acquisition, page F-14

40. We note that your pro forma consolidated statement of income for the year ended February 28, 2005 does not reflect a cost of goods sold adjustment related to inventory. Expand your disclosure here and the pro forma financial information as necessary to address whether the net working capital fair value includes an adjustment for inventory so that the value assigned to inventory was in accordance with paragraph 37c of SFAS 141. If it does not, provide additional disclosures to address why no adjustment was necessary.

41. We note that you allocated a very significant portion of the purchase price allocation to goodwill. Expand your disclosures to provide a description of the factors that contributed to a purchase price that resulted in the recognition of significant goodwill.
Refer to paragraph 51(b) of SFAS 141.

Note 6.  Intangible assets, page F-16

42. We note that you capitalized $725,000 and $317,000 of costs incurred for the deployment of your enterprise resource planning system in 2004 and 2005. Tell us the nature of the costs, and
address the appropriateness of capitalizing the amounts.   Refer
to
SOP 98-1.

Note 7.  Goodwill, page F-17

43. We note that you allocated the entire goodwill related to the June 4th business acquisition to your bathroom reporting unit. Expand your critical accounting policies to disclose the methodology used to determine the amount of goodwill assigned to each reporting unit. Refer to paragraph 34 of SFAS 142. Refer also to Release Nos.
33-8350 and 33-8040 and proposed Release No. 33-8098 for guidance.

44. Disclose how and when you test your intangible assets with finite useful lives for impairment, including how you determine fair value.
Disclose also the weighted average useful lives for trademarks and distribution network.

Note 8.  Long-term debt
The Company, page F-18

45. Disclose the effective interest rate for your senior discount notes. Address the fact that no cash interest will accrue on the notes before December 15, 2008.

Note 9.  Income taxes, page F-19

46. Expand your disclosure here or in MD&A to explain the reasons for the (177.5%) effective tax rate for the 270-day period ended
February
28, 2005 and the reasons for the changes in the statutory rates in each period presented.

47. We note that you have not recognized a deferred tax liability for the undistributed earnings of your subsidiaries because you do not expect those undistributed earnings to reverse and become taxable. Expand your disclosures here and in "Recently Issued Accounting Pronouncements" on page 55 as appropriate to address the accounting and disclosure requirements of FASB Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.

48. Expand your disclosure to clarify how the information presented under "Tax losses carried forward" on page F-22 relates to the $16,
473 deferred tax asset related to your operating losses carried forward and the related $9,007 valuation allowance.


Note 10.  Capital stock, page F-23

49. We have these comments on your December 10, 2004 redemption of 5,185,807 common shares and 9,378 stock options that had a book value of $86,122,000 for a cash consideration of $105,078,000:

* Clarify that the redemption of these shares was done on a pro rata basis as it relates to the 7,750,052 common shares issued on June
4,
2004. Otherwise, tell us why you believe that it was appropriate to record the premium on redemption in retained earnings.

* Disclose the rate of return these shareholders earned on their June
4, 2004 investment in your common stock.

* Clarify whether this redemption was part of the original investment agreement. If so, tell us why these shares were not recorded outside of equity as of June 3, 2004 as required by ASR 268.

Note 11.  Stock-based compensation, page F-24

50. Disclose the fair value of your common stock on each grant date for your stock options.

51. Disclose how you accounted for the December 10, 2004 calculation of 450,550 options in exchange for the $1,912,000 cash bonus.

52. Clarify where the $750,000 compensation expense related to the options to receive 42,995 is reflected in your statement of stockholders equity. Also disclose the fair value of your preferred stock on the date that you granted these options.

Note 16.  Segmented information, page F-29

53. You indicate that management evaluates the performance of each segment based on earnings before interest, tax, depreciation and amortization. However, you have presented income (loss) before income taxes for each of your segments. In accordance with paragraph
27 of SFAS 131, if your chief operating decision maker evaluates performance of each segment based on earning before interest, tax, depreciation and amortization, provide the measure. You must provide also the information required by subparagraphs 27(c) and 27(d).


Exhibits 2.1 and 2.2

54. Include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item
601(b)(2)
of Regulation S-K.

Exhibits 10.18 and 10.23

55. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits` attachments, refile the exhibits in their entirety.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, MAAX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MAAX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MAAX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MAAX requests acceleration of the registration statement`s effectiveness, MAAX should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MAAX from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* MAAX may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MAAX provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, NY 10022



Mr. Andre Heroux
June 23, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE